Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

June 15, 2018

VIA EDGAR

Sonia Gupta Barros

Assistant Director

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alpha Network Alliance Ventures Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed May 31, 2018 File No. 333-224132

Dear Ms. Gupta Barros:

We hereby submit the information in this letter, on behalf of our client, Alpha Network Alliance Ventures Inc., a Delaware corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission dated June 5, 2018. The Company filed Amendment No. 3 to the Registration Statement on Form S-1 June 15, 2018.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.

Summary Financial Information, page 4

1. We note from your disclosure that your summary financial information was derived from your audited financial statements for the three months ended March 31, 2018. Please revise your disclosure to clarify that the information was derived from your “unaudited” financial statements for the three months ended March 31, 2018.

Company response: The Company has changed the word “audited” to “unaudited” on page 4.

2. Please use parentheses when presenting the total stockholder’s deficit amount for the period ending March 31, 2018.

Company response: The Company has added parentheses, as requested, on page 4.

Dilution, page 17

3. We note your response to prior comment 1 and your revised disclosure. Please show us how you computed potential gain to existing shareholders and potential gain to existing shareholders net of offering expenses of $0.20 each. Please clarify if these are per share amounts. Additionally, please show us how you computed increase to present stockholders in net tangible book value per share after offering of $0.18 if all common stock shares being offered for resale by the two selling stockholders are sold.

Company response: The Company amended the financial information for the quarter ended March 31, 2018, in its Amendment No. 1 to Form 10-Q, filed with the Commission on June 11, 2019, as well in Amendment No. 3 to Form S-1. Accordingly, the figures in the dilution table on page 17 have been revised. Additionally, the Company has removed the line item titled, “[i]ncrease to present stockholders in net tangible book value per share after offering” because it is the same as “[p]otential gain to existing shareholders” above in the same chart.”

Potential gain to existing shareholders is computed as follows:

Current net tangible book value per share (assets of $6,560 less liabilities of $2,368,487/113,405,751 shares issued and out)		$(0.02)
raised in offering		$45,000,000
assets	+	$6,560
liabilities	-	$2,368,487
offering expenses	-	$39,289.25
book value after offering	=	42,643,783.75
Shares issued and out after offering if all shares are sold	/	213,405,751
net tangible book value per share after offering	=	$0.19
Difference between current net tangible book value per share of $(0.02) and net tangible book value per share after offering of $0.19		$0.21

Potential gain to existing shareholders net of offering expenses is computed as follows:

Current net tangible book value per share (assets of $6,560 less liabilities of $2,368,487/113,405,751 shares issued and out)		$(0.02)
raised in offering		$45,000,000
assets	+	$6,560
liabilities	-	$2,368,487
book value after offering	=	42,683,073
Shares issued and out after offering if all shares are sold	/	213,405,751
net tangible book value per share after offering	=	$0.19
Difference between current net tangible book value per share of $(0.02) and net tangible book value per share after offering of $0.19		$0.21

The gain to existing shareholders should not change whether the two selling shareholders sell their shares or not because in either case, the same number of shares would be issued and outstanding.

4. We note your response to prior comment 2 and we are still not able to recalculate the percentage of capital contributions of 99.9% based on the respective shares sold from the offering at 100%, 75%, 50% and 25%. Please show us how you computed percentage of capital contributions of 99.9% for each situation.

Company response: Existing shareholders have advanced $929,595 to the Company.

Capital contribution of existing shareholders	Capital contribution of purchasers in the offering	Percentage of contribution by purchasers in the offering
$929,595	$45,000,000 (if 100% of shares are sold	45,000,000/45,929,595 = 97.9%
$929,595	$33,750,000 (if 100% of shares are sold	33,750,000/34,697,595=97.2%
$929,595	$22,500,500 (if 100% of shares are sold	22,500,500/23,430,095=96.0%
$929,595	$11,250,500 (if 100% of shares are sold	11,250,500/929,595=92.3%

Please contact the undersigned with any questions or comments.

Sincerely,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo

Thomas E. Puzzo